UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-34783
CUSIP NUMBER:  36102A-10-8

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Yuhe International, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

301 Hailong Street

Address of Principal Executive Office (Street and Number)

Hanting District, Weifang, Shandong Province, The People’s Republic of China

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant, Yuhe International, Inc. (the “Registrant” or the “Company”), is unable to prepare and review all necessary information and disclosures in its Quarterly Report on Form 10-Q for the period ended June 30, 2011 (the “Quarterly Report”) within the prescribed time period. The Registrant requires additional time to accurately prepare and present all necessary disclosures.

As previously reported by the Registrant in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2011, the Registrant received a letter from Child, Van Wagoner & Bradshaw, PLLC (“CVWB”), the Company’s independent registered public accounting firm, dated June 17, 2011 stating that the client-auditor relationship between the Company and CVWB had ceased due to the Company’s management’s misrepresentation and failure to disclose material facts surrounding certain acquisition transactions and off-balance sheet related party transactions (the “Resignation Letter”). CVWB also indicated in the Resignation Letter that it is unable to rely on management’s representations as they relate to previously issued financial statements and that no reliance should be placed upon its opinions related to the financial statements of the Registrant as of December 31, 2010.

On June 20, 2011, the Board of Directors of the Registrant tasked the Audit Committee of the Board of Directors (the “Audit Committee”) with investigating, amongst other issues, the concerns contained in the Resignation Letter (the “Independent Investigation”). As such, the Audit Committee has retained the services of Loeb & Loeb LLP (“Loeb”) as independent counsel to advise regarding the Independent Investigation. Loeb has engaged a big four accounting firm to provide forensic accounting services in connection with the Independent Investigation (the “Forensic Accountant”). The Audit Committee, Loeb, and the Forensic Accountant are working to complete the Independent Investigation in a timely manner.

On August 10 2011, the Registrant engaged a new independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP (“MBP”), to re-audit the Registrant’s financial statements for the year ended December 31, 2010 (the “Re-audit”).

Due to the matters described above, the Form 10-Q for the period ended June 30, 2011 will not be completed until after both the Independent Investigation and the Re-audit have concluded. While the Registrant will file the Quarterly Report as soon as it is able, the Registrant is unable to provide a reasonable estimate as to the date of such filing at this time, but such filing will not occur within the fifth calendar day after the prescribed due date for such report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gang Hu	86-536	730-0667
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

As indicated in "Part III--Narrative", above, while the Registrant filed its Annual Report on Form 10-K (the “2010 Annual Report”) for the year ended December 31, 2010, due to the resignation of CVWB and the corresponding withdrawal of its report on the financial statements of the Registrant for the fiscal year ended December 31, 2010, the 2010 Annual Report is no longer considered timely filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to provide a reasonable estimate of any changes in the results of operations for the quarter ended June 30, 2011 because the Registrant is unable to prepare and review the financial statements to be contained in its Quarterly Report on Form 10-Q for the period ended June 30, 2011 due to the matters described above in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3).

Cautionary Statement Regarding Forward-Looking Statements

This form and the other information referred to herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by the use of words such as “projects,” “expect,” “estimated,” “working toward,” “going forward,” “continuing,” “planning,” “returning,” “possibility,” “opportunity,” “guidance,” “goal,” “will,” “may,” “intend,” “anticipates,” and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts.

These statements are subject to risks and uncertainties that could cause actual results and plans to differ materially from those included in the Company’s forward-looking statements. Although it is not possible to predict or identify all such factors, they may include the risks discussed in “Item 1A. — Risk Factors” contained in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2011 filed by the Company with the Securities and Exchange Commission on March 31, 2011, which are incorporated herein by reference.

In the event that the risks and uncertainties disclosed or referred to in this form or discussed in the Company’s other public statements cause the results of the Company to differ materially from those expressed in its forward-looking statements, the Company’s business, financial condition, results of operations or liquidity, and the interests of creditors, equity holders and other constituents, could be materially adversely affected. The Company does not undertake any obligation to update forward-looking statements.

Yuhe International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2011	By:	/s/ Gang Hu
Name: Gang Hu
Title: Chief Financial Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).